Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 18, 2014

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc.
Post-Effective Amendment to Form S-11
Filed August 1, 2014
File No. 333-190698

Dear Ms. Gowetski:

As a follow up to our telephone conversation last week, we are submitting this letter on behalf of our client, American Realty Capital Hospitality Trust, Inc. (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 9, 2014 (the “September 9 Letter”), with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-190698) filed by the Company with the Commission on August 1, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the September 9 Letter. On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	We note your response to comment 1 of our letter dated August 7, 2014. We refer to your Form 8-K filed on June 2, 2014 that announced the Real Estate Sales Agreement for the Grace Portfolio and included related financial statements. Please tell us how this announcement and the availability and inclusion of financial information impacted your assessment of probability. Additionally, please provide to us management’s historical rate of closing acquisitions similar to the acquisition of the Grace Portfolio.

As we discussed in our conversation last Thursday, the filing by the Company of the Form 8-K on June 2, 2014 (which included certain financial statements) did not impact the Company’s assessment of the probability of the Company acquiring the Grace Portfolio. As we have previously noted, the agreement to acquire the Grace Portfolio provided for a broad “diligence out.” The presence of this diligence out is best viewed as giving the Company an exclusive right to acquire the Grace Portfolio until the diligence out expired. Further, given the size of the portfolio and the complexity of lender and

Ms. Jennifer Gowetski
September 18, 2014

franchisor issues, the proposed transaction differed significantly from other property transactions completed by entities previously formed and sponsored by affiliates of the Company’s advisor. Thus, the Company did not consider management’s historical rate of closing acquisitions relevant to assessing probability.

After signing the Agreement on May 23, 2014, the Company continued to perform extensive due diligence. As we have previously stated, the Company did not intend to “go hard” on its $50 million earnest money deposit without being satisfied with the results of its diligence. This deposit was significant in amount and was refundable until June 9, 2014. The Company viewed the decision regarding this deposit as critical in evaluating probability especially in light of the fact that the deposit was funded by affiliates of the Company’s sponsor as the Company did not have the funds. The decision to forgo return of the deposit was not made until June 9th. At that point the Company considered acquiring the Grace Portfolio “probable” and its focus shifted to preparing the supplement. Because of the number of issues considered in deciding to proceed with the transaction, the Company did not begin to prepare the supplement and complete its disclosure diligence until June 10th. In connection with preparing the supplement, among other things, the Company had to update certain disclosure to reflect the results of diligence performed subsequent to the June 2nd 8-K and events that had occurred during that period, review the pro forma financial information filed with the June 2nd 8-K to determine if any changes needed to be made as a result of subsequent diligence and funding of the $50 million earnest money deposit, and perform diligence on certain operational and market data included in the supplement. In addition, all relevant parties, including the Company, the seller of the portfolio, the dealer manager and their respective advisors, had to complete their respective internal review procedures including reviewing the entire supplement and base prospectus prior to filing.

The Company is fully cognizant of the disclosure obligations imposed by, among other things, Undertaking 20D. The Company viewed acquisition of the Grace Portfolio as a very favorable development for investors and was motivated to disclose the transaction as soon as possible. In fact, post-filing of the supplement, during the last ten days of June, the number of shares sold on a daily basis doubled in comparison to the average number of shares sold during the period beginning on June 9th and ending on the day the supplement was filed. Because the Company is offering shares on a fixed price basis, no group of shareholders was harmed by the delay in filing the supplement.

Annex A, page A-1

2.	Please update your pro forma financial information related to the Grace Portfolio acquisition through June 30, 2014. In addition, please amend your 8-K filed on June 2, 2014 to include updated 3-05 historical financial statements for W2007 Grace I, LLC through June 30, 2014.

The Company advises the Staff that it filed an 8-K on September 18, 2014 with the requested financial statements attached as exhibits thereto.

The Company acknowledges that:

Ms. Jennifer Gowetski
September 18, 2014

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:  /s/ Peter M. Fass

             Peter M. Fass

cc:	Michael J. Choate, Esq.
James A. Tanaka, Esq.